SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 27, 2002

Nortek, Inc.
(Exact name of registrant as specified in charter)

Delaware	1-6112	05-0314991
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

50 Kennedy Plaza, Providence, Rhode Island	02903-2360
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (401) 751-1600

Item 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

On June 27, 2002, the Board of Directors of Nortek, Inc. ("the Company") and its Audit Committee dismissed Arthur Andersen LLP ("Arthur Andersen" or "AA") as the Company's independent auditors and engaged Ernst & Young LLP ("Ernst & Young") to serve as the Company's independent auditors for the fiscal year 2002.

Arthur Andersen's reports on the Company's consolidated financial statements for each of the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2001 and 2000 and the subsequent interim period between December 31, 2001 and the date hereof, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to AA's satisfaction, would have caused it to make reference to the subject mater in conjunction with their report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company requested Arthur Andersen to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of AA's letter in response to this request dated June 28, 2002 is filed as Exhibit 16 to this Form 8-K.

During the fiscal years ended December 31, 2001 and 2000 and the subsequent interim period between December 31, 2001 and the date hereof, neither the Company, nor anyone acting on it's behalf, consulted Ernst and Young with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any other matters or reportable events as set forth in Items 304 (a)(2)(i) and (ii) of Regulation S-K.

Item 7.   FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c)   Exhibits

16   Letter from Arthur Andersen LLP to Securities and Exchange Commission dated June 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTEK, INC.

By: /s/Almon C. Hall
      Name: Almon C. Hall
      Title: Vice President/Controller and
           Chief Financial Officer
           (principal financial officer)

Date: June 28, 2002

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
16	Letter from Arthur Andersen LLP to Securities and Exchange Commission dated June 28, 2002.